File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6 TO AMEND A PRIOR ORDER

PURSUANT TO SECTION 6(C) OF THE

INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM

THE PROVISIONS OF SECTION 12(D)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Submitted By

AMERICAN CAPITAL, LTD.,

AMERICAN CAPITAL ASSET MANAGEMENT, LLC,

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC,

EUROPEAN CAPITAL FINANCIAL SERVICES (GUERNSEY) LIMITED, and

AMERICAN CAPITAL LEVERAGED FINANCE MANAGEMENT, LLC

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Comments and Questions Should Be Directed to:

Thomas S. Harman, Esq.

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1806

(202) 373-6725

Page 1 of 23 sequentially numbered pages (including exhibits).

Exhibit Index appears on sequential page number 16.

Date: October 2, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

American Capital, Ltd., American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, European Capital Financial Services (Guernsey) Limited, and

American Capital Leveraged Finance Management, LLC

2 Bethesda Metro Center 14th Floor

Bethesda, Maryland 20814

File No. 812-

AMENDMENT NO. 6 TO AMEND A PRIOR ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

American Capital, Ltd. (the “Company”), a business development company (“BDC”) within the meaning of Section 2(a)(48)1 of the Investment Company Act of 1940, as amended (the “1940 Act”), American Capital Asset Management, LLC2 (“AC LLC”), a limited liability company wholly owned by the Company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”), American Capital Mortgage Management, LLC (“ACMM”), a limited liability company owned by AC LLC, European Capital Financial Services (Guernsey) Limited (“ECFSG”), a private limited company wholly owned by AC LLC, and American Capital Leveraged Finance Management, LLC (“ACLFM”), a limited liability company wholly owned by AC LLC (together, the “Applicants”) hereby submit this sixth amended application (the “Amendment”) for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act to amend a prior order received from the provisions of Section 12(d)(3) of the 1940 Act (the “March 2012 Order”).3 The March 2012 Order permitted, among other things, for AC LLC and the AC Registered Subs (defined below) to register as investment advisers under the Advisers Act; the Company to continue to hold up to 100% of the outstanding membership interests of AC LLC; AC LLC to continue to hold up to 100% of the outstanding membership interests of the AC Registered Subs; ACMM to continue to hold up to 100% of the outstanding membership interests of American Capital AGNC Management, LLC and American Capital MTGE Management, LLC; and ECFSG to continue to hold up to 100% of the outstanding membership interests of European Capital Financial Services Limited.

[1]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities, and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.
[2]	Effective January 30, 2013, American Capital, LLC changed its name to American Capital Asset Management, LLC.
[3]	The Company, AC LLC, ACMM and ECFSG obtained an Order on March 27, 2012 granting them this relief (Investment Company Act Release No. 30010, File No. 812-13493).

Eight new entities have been formed or will be formed that are all direct or indirect wholly owned subsidiaries of AC LLC: (i) American Capital Energy & Infrastructure Management, LLC (“ACEIH”), a limited liability company formed on August 7, 2012 (ii) American Capital Energy & Infrastructure I Management, LLC (“AC Energy”), a limited liability company formed on June 11, 2013, (iii) American Capital Energy & Infrastructure I GP, LP, a limited partnership to be formed (“ACEIGP”), (iv) ACLFM, (v) American Capital ACSF Management, LLC (“AC Debt”), a limited liability company formed on February 20, 2013, (vi) American Capital Equity Management, LLC, (“ACEMH”), a limited liability company formed on August 7, 2013 (vii) American Capital Equity Management III, LLC (“ACEM3”), a limited liability company formed on April 26, 2013, and (viii) American Capital Equity III GP, LP, a limited partnership to be formed (“ACE3GP”).

This Amendment amends a prior application dated February 29, 2012 (the “Prior Application”) and is being filed for the sole purpose of requesting that the exemptive relief previously granted under the March 2012 Order be extended to allow AC LLC to continue to hold up to 100% of the outstanding membership interests of AC Energy; ACLFM to continue to hold up to 100% of the outstanding membership interests of ACAM (defined below) and AC Debt (defined below); and AC LLC to continue to hold up to 100% of the outstanding membership interests of ACEM3 (defined below). Except as specifically noted herein, all representations contained in the Prior Application will remain in effect and will apply to the new entities relying on the Order. The only differences between the terms and conditions in the Prior Application and this Amendment are noted herein.

AC LLC owns 100% of the membership interests of AC Energy. ACEIH is wholly-owned by AC LLC. ACEIH will be the general partner of ACEIGP, and the limited partners in ACEIGP will be employees of ACEIH who are investment professionals. AC Energy will advise a private fund that will invest in global energy and infrastructure assets. AC Debt is wholly owned by ACLFM and is expected to advise a publicly-traded, non-diversified registered closed-end investment company that will elect to be regulated as a business development company under the 1940 Act and that will invest in a leveraged portfolio composed primarily of diversified investments in first lien and second lien floating rate loans to large-market, U.S.-based companies (collectively, “Leveraged Loans”) and in collateralized loan obligations (“CLOs”) collateralized primarily by Leveraged Loans. AC LLC owns 100% of the membership interests of ACEM3. ACEMH is wholly-owned by AC LLC. ACEMH is expected to be the general partner of ACE3GP, and the limited partners in ACE3GP will be employees of ACEMH who are investment professionals. ACEM3 will advise a private fund that will acquire equity investments in certain existing portfolio companies from the Company and also make additional equity investments in new companies. American Capital AGNC Management, LLC (“AC Agency”), a limited liability company wholly owned by ACMM, American Capital MTGE Management, LLC (“AC Mtge”), a limited liability company wholly owned by ACMM American Capital Equity Management I, LLC (“ACEM”), American Capital Equity Management II, LLC (“ACEM2”), American Capital CLO Management, LLC (“ACAM”), American Capital CRE Management, LLC (“ACREM”) and European Capital Financial Services Limited, (“ECFS” and together with AC Agency, AC Mtge, ECFSG, ACAM, ACEM, ACEM2 and ACREM the

“AC Registered Subs”) are registered as investment advisers under the Advisers Act.4 In order to manage the funds noted above, AC Energy, AC Debt, and ACEM3 also propose to register as investment advisers under the Advisers Act upon obtaining the Order. The Company confirms that AC Energy, AC Debt, and ACEM3 will not enter into any management contracts that would be regulated under the Advisers Act nor will they provide investment advisory services to any fund that would require that such services be provided by an adviser registered under the Advisers Act prior to obtaining the Order. Because of the potential for the Company to expand its asset management business by having AC LLC, through these new subsidiaries, advise additional funds, the Applicants believe it would cause substantial economic harm to the Company and, thus, the Company’s stockholders, for AC LLC to be forced to divest itself of AC Energy, AC Debt and ACEM3 if the Order is not granted.5

Prior to the effective date of Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act, named the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”), AC LLC and the AC Registered Subs relied on the registration exemption set forth in Section 203(b)(3) of the Advisers Act, which generally provided that an investment adviser with fewer than 15 clients was not required to register with the Commission. After the effective date of the 2010 Act, which eliminated the 15 client exemption, AC LLC and the AC Registered Subs were no longer exempt from registration and, based on their assets under management, were required to register as investment advisers with the Commission. Thus, the entities registered under the Advisers Act after the Commission issued the March 2012 Order allowing the Company to own such registered investment advisers.6 The Applicants are asking that the same exemptive relief be extended to permit their continued ownership of AC Energy, AC Debt and ACEM3 following their registration under the Advisers Act.

The Applicants believe the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Company notes that the Commission has granted similar exemptive relief close in time to the March 2012 Order to Ares Capital Corporation and Kohlberg Capital Corporation.7

[4]	AC LLC, AC Agency and AC Mtge are each separately registered as investment advisers under the Advisers Act. ACEM, ACEM2, ACAM, ACREM, ECFSG and ECFS are each registered as investment advisers under AC LLC’s registration and Form ADV in reliance on American Bar Association, Business Law Section, SEC No-Action Letter (January 18, 2012). Upon obtaining the Order, AC LLC will amend its Form ADV to register AC Energy and ACEM3 as investment advisers under the Advisers Act. AC Debt’s Form ADV was filed after the filing of Amendment No. 5 to the Prior Application and approved on September 25, 2013.
[5]	The Company will only rely on the Order with respect to its investments in AC LLC and the AC Subs (as defined below), AC LLC will only rely on the Order with respect to ACEM, ACEM2 and ACREM, ACMM will only rely on the Order with respect to AC Agency and AC Mtge (defined below), ECFSG will only rely on the Order with respect to ECFS (defined below), and ACLFM will only rely on the Order with respect to AC Debt and ACAM.
[6]	Neither AC LLC nor any of the AC Subs qualify for any exemption from registration available under rules recently adopted by the Commission. Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Release No. IA-3222 (June 22, 2011) (adopting release).
[7]	See Ares Capital Corporation, Ares Capital Management LLC, and Ivy Hill Asset Management, L.P., Investment Company Act Release Nos. 29977(March 9, 2012)(notice) and 30024 (March 30, 2012)(order) (permitting Ares Capital Corporation continue to own (directly or indirectly) up to 100% of the outstanding equity interests of and make additional investments in Ivy Hill Asset Management, L.P.); and Kohlberg Capital Corporation, Investment Company Act Release Nos. 299756 (March 5, 2012)(notice) and 30011 (March 27, 2012)(order) (permitting Kohlberg Capital Corporation and certain of its wholly owned holding companies to continue to hold a greater than 50% equity interest in certain investment advisers and special purpose subsidiaries).

AC LLC currently manages a number of private investment funds and two public real estate investment trusts (“REITs” and collectively, the “Funds”) through the AC Registered Subs.8 The analysis applicable to this Amendment is virtually identical to the analysis in the Prior Application and applies to the AC Subs, which includes the AC Registered Subs, AC Energy, ACLFM, AC Debt and ACEM3, to the same extent as it applies to AC LLC and, therefore, will not be repeated in this Amendment.

II.	NEW INFORMATION UPDATING THE PRIOR APPLICATION

In pursuing its primary business objectives, the Company has evolved into a leading global alternative asset manager. In addition to managing the Company’s assets and providing management services to the Company’s portfolio companies, the Company has created a number of new Funds and proposes to create additional new Funds since the Prior Application, which are briefly described below, that are managed by the AC Subs.

A.	New Funds Managed by AC LLC Registered Subs since the March 2012 Order

ACAS CLO 2012-1, Ltd. (“ACAS CLO-2”) is a private investment fund established in May 2012 that invests primarily in broadly syndicated senior secured term loans. ACAS CLO-2 had assets of approximately $351 million as of June 30, 2013 and is managed by American Capital CLO Management, LLC9 (“ACAM”). ACAS CLO-2 is currently in a reinvestment period. ACAM holds secured and subordinated notes, valued at $24.2 million as of June 30, 2013 issued by ACAS CLO-2. ACAS CLO 2013-1, Ltd. (“ACAS CLO-3”) is a private investment fund established in March 2013 that invests primarily in broadly syndicated senior secured term loans. ACAS CLO-3 had assets of approximately $401 million as of June 30, 2013 and is managed by ACAM. ACAS CLO-3 is currently in a reinvestment period. ACAM holds secured and subordinated notes, valued at $23.4 million as of June 30, 2013 issued by ACAS CLO-3. ACAS CLO 2013-2, Ltd. (“ACAS CLO-4” and together with ACAS CLO-1, ACAS CLO-2 and ACAS CLO-3, the “ACAS CLOs”) is a private investment fund established in September 2013 that invests primarily in broadly syndicated senior secured term loans. ACAS CLO-4 had assets of approximately $400 million as of September 25, 2013 and is managed by ACAM. ACAS CLO-4 is currently in a reinvestment period. The Company holds secured and subordinated notes, valued at $7.95 million as of September 25, 2013 issued by ACAS CLO-4. The ACAS CLOs rely on Section 3(c)(7) of the 1940 Act as the basis for their exemption from the registration requirements of the 1940 Act.

[8]	AC LLC does not currently, but may in the future, act as sub-adviser or sub-manager to private investment funds. Any reference in this Application to AC LLC serving as a manager is intended to also encompass any sub-advisory and sub-management services.
[9]	Effective August 1, 2013 American Capital Leveraged Finance Management, LLC changed its name to American Capital CLO Management, LLC. The company had previously changed its name from American Capital Asset Management, LLC to American Capital Leveraged Finance Management, LLC on January 30, 2013. On August 14, 2013, AC LLC executed a Contribution Agreement contributing its interests in ACAM to ACLFM.

B.	Proposed Funds to be Managed by AC LLC Subsidiaries

ACEIH, ACLFM, ACEMH and AC Energy are each wholly owned by AC LLC, which, in turn, is wholly owned by the Company. ACEIH will act as the general partner of ACEIGP and hold a majority of the partnership interests; the remaining partnership interests, representing a minority of the economic and voting interests of ACEIGP, are expected to be held by employees of ACEIH who will provide investment advisory services to a private fund that will be advised by ACEIGP and AC Energy. AC Debt and ACAM are each wholly owned subsidiaries of ACLFM. ACEMH will act as the general partner of ACE3GP and hold a majority of the partnership interests; the remaining partnership interests, representing a minority of the economic and voting interests of ACE3GP, are expected to be held by employees of ACEMH who will provide investment advisory services to a private fund that will be advised by ACE3GP and ACEM3. ACAM earns collateral administration fees based on the collateral balance in the ACAS CLOs. Subject to market conditions, the Company expects that each of AC Energy, AC Debt and ACEM3 will earn advisory fees based on the gross assets or net asset value of the respective fund each manages and that AC Energy, ACEIGP, ACE3GP and ACEM3 will also earn incentive income based on the performance of its respective managed fund. In the twelve months prior to June 30, 2013, ACEM, ACEM2, ACAM, ACREM, AC Agency, AC Mtge and ECFSG, collectively through AC LLC, distributed $103 million in dividends and $9 million in return of capital to the Company. In the same period, ACE I, ACE II, ACAS CLO-1, ACAS CLO-2, ACAS CLO-3, ACAS CRE CDO, AGNC, MTGE and ECAS collectively made over $22 billion of investments and, as of June 30, 2013, held approximately $114 billion in assets.

As noted above, the Company has evolved into a global alternative asset manager and in connection with these operations, the Company has proposed that it be permitted to manage additional assets through its continued ownership of AC Energy, AC Debt and ACEM3. These newly formed subsidiaries of AC LLC were created in an effort to grow the Company’s assets under management and to include in its assets under management both additional broadly syndicated loans and investments in CLO securities and global energy and infrastructure assets, such as power generation facilities, power distribution and transmission networks, energy transportation assets and fuel production opportunities.

AC Energy will advise a private fund that would invest in global energy and infrastructure assets. The Company will not be a co-investor with the fund proposed to be managed by AC Energy and ACEIGP, but, as part of the fund’s initial closing, AC LLC expects to invest approximately $200 million in equity securities of the fund.

The Company also proposes that AC Debt advise a publicly traded, closed-end investment company that will elect to be regulated as a business development company under the 1940 Act (“Debt BDC”). Debt BDC is expected to invest primarily in Leveraged Loans and CLOs. As part of Debt BDC’s initial public offering, the Company may acquire additional shares of Debt BDC’s common stock at the initial public offering price in a private placement, subject to the limitations under Section 12(d)(1) of the 1940 Act. It is expected that the Company will be contractually limited in its ability to dispose of these shares for a period of time to be determined.

ACEM3 will advise a private equity fund that will acquire equity interests currently held by the Company in certain of the Company’s existing portfolio companies and will also make additional equity investments in other companies. The sale of the Company’s equity investments in existing portfolio companies to the private fund will be negotiated in an arms-length transaction with unaffiliated third parties that will hold limited partnership interests in the private fund. The Company will also invest in the fund through ACE3GP with regard to the fund’s purchase of other equity investments. As an investor in the fund, such co-investments will be on a set percentage and consistent across all such investments. In addition, the Company may elect to be a minority investor in the fund with regard to its investment in existing portfolio companies.

C.	American Capital Asset Management, LLC

AC LLC is a Delaware limited liability company, which was created in March 2007 and is wholly-owned by the Company. AC LLC is a holding company for the alternative asset fund management entities owned by the Company, indirectly managing the Funds through the AC Subs. AC LLC currently has eight direct subsidiaries, seven of which are wholly owned and one of which, ACMM, is owned by AC LLC, with one employee of ACMM owning a less than 10% economic (non-voting) interest and AC LLC owning a 100% voting interest. ACEM, ACEM2, AC Debt, ACAM, ACREM and ECFSG do not have any employees. ECFSG has a sub-management agreement with ECFS, and management and administrative services for ECAS are provided by the employees of ECFS. ECFS had 56 employees located in Paris and London as of June 30, 2013. Management and administrative services for ACEM, ACEM2 and ACREM are provided by employees of the Company. ACLFM is expected to have 8 employees prior to obtaining the exemptive relief sought hereunder. Management for Debt BDC and the ACAS CLO’s will be provided by employees of ACLFM, and additional support services will be provided by the Company or its affiliates through administrative services agreements. ACMM had 31 employees as of June 30, 2013. Management and some support services for AGNC and MTGE are provided by employees of ACMM, and additional services are provided by the Company through an administrative services agreement. Prior to registration of ACEM3 as an investment adviser under the Advisers Act, it is expected that ACEMH will have approximately 10 employees. Management and some support services for the fund to be managed by ACEM3 and ACE3GP will be provided by employees of ACEMH, and additional support will be provided by the Company through an administrative services agreement. ACEIH had 6 employees as of June 30, 2013. Management and some support services for the fund proposed to be managed by AC Energy and ACEIGP will be provided by employees of ACEIH, and additional services are expected to be provided by the Company through an administrative services agreement. Employees of ACEIH and ACEMH, who will be limited partners in ACEIGP and ACE3GP, respectively, will receive a portion of the incentive income paid to the respective manager based on the performance of the respective fund. AC LLC through the AC Registered Subs generally earns base management fees based on the gross assets or net asset value of the Funds and may earn incentive income, or a carried interest, based on the performance of the Funds. As of June 30, 2013, AC LLC and the AC Registered Subs had total assets under management of approximately $114 billion. AC LLC and the AC Registered Subs are registered investment advisers under the Advisers Act. Following the Company’s receipt of the exemptive relief requested herein, AC Energy and ACEM3 will also be registered as investment advisers, as relying advisers under AC LLC’s registration, and AC Debt is separately registered as an investment adviser.

D.	Relationship Between the Company and AC LLC

The Company’s alternative asset fund management business is conducted through AC LLC by the AC Registered Subs. In general, the AC Registered Subs have entered into management agreements with the relevant Funds, and AC Debt, ACEIGP and ACE3GP propose to also enter into similar management agreements with potential funds. ACEIGP and ACE3GP propose to then enter into advisory agreements with AC Energy and ACEM3, respectively, pursuant to which AC Energy and ACEM3 will provide investment advisory services to their respective funds. The Company enters into service agreements with the AC Registered Subs to provide them with additional asset management service support. Through these agreements, the Company provides investment advisory and oversight services to the AC Registered Subs, as well as access to the Company’s employees, infrastructure, business relationships, management expertise and capital raising capabilities. The Company charges the AC Registered Subs a fee based on allocation of costs for the use of these services, which is then generally expensed back to the relevant Fund. The AC Registered Subs generally earn base management fees based on the gross assets of the private investment funds under management and may earn incentive income, or a carried interest, based on the performance of the private investment funds. The respective fee arrangements reflect arm’s length negotiations and prevailing market comparables for similar investment vehicles.

Accordingly, rather than being in competition with one another, the Company and AC LLC are able to share robust and centralized administrative support, accounting, legal, compliance, operations, technology and investor relations functions. Employees of ACLFM provide management and certain support services to Debt BDC through AC Debt and to the ACAS CLOs through ACAM.

The Company and the Funds co-invest under certain circumstances, as described above, such as when seeding a fund, as was done with AGNC and MTGE and as proposed for the energy infrastructure fund, private equity fund and Debt BDC, or side-by-side with funds on-going fixed percentages as set forth in applicable operating documents.

The ACAS CLOs are all currently in reinvestment periods. The employees of ACLFM will provide management services to Debt BDC through AC Debt and will also provide management services to the ACAS CLOs through ACAM. Historically, the ACAS CLOs may have invested in the same investments as the Company, but as a third-party investor. ACLFM and the Company have adopted an investment allocation policy to govern the allocation of overlapping investment opportunities among the Company, the ACAS CLOs and Debt BDC.

The allocation policy adopted by the Company and ACLFM governs the allocation of investment opportunities among the Company, the ACAS CLOs and Debt BDC and also prohibits trades among funds advised by ACAM and AC Debt absent certain conditions, including execution at market prices and disclosure of such trade to the board of directors of each involved fund. The energy infrastructure fund will invest in securities in defined industries, company size(s) and asset class(es) (collectively, “asset type”) as set forth in its offering documents, and neither the Company nor any of the other Funds will invest in the same asset type as the energy infrastructure fund.

The private equity fund to be advised by ACEM3 will acquire equity securities held by the Company in certain of its existing portfolio companies and also will make additional equity investments in other companies. The Company will also invest through ACE3GP in the fund with respect to the fund’s future investments. Following the initial closing of the fund, the Company and the other Funds will generally not make equity investments in the same asset type as the proposed private equity fund.

The proposed energy infrastructure fund to be advised by AC Energy is expected to invest predominantly in global energy infrastructure assets outside of the United States, such as power generation facilities, power distribution and transmission networks, energy transportation assets and fuel production opportunities. The Company expects to be an initial investor in the fund. Following the initial closing of the energy infrastructure fund, the Company and the other Funds will not make investments in the same asset type as the proposed energy infrastructure fund. Thus, as a practical matter, there are generally no investment allocation conflicts between the Company and the Funds.

III.	REASONS FOR REQUEST

A.	The Growth and Increased Profitability of the Company

The Applicants believe that allowing for the registration of AC Energy, AC Debt and ACEM3 as investment advisers will enable the Company to continue to increase its earnings potential and maintain and, ultimately, increase the profitability of the Company. The Applicants further believe that maintaining and increasing assets under management in this manner is in the best interests of the Company and its stockholders because: (1) the profits derived from it benefit the Company’s stockholders; (2) AC LLC generally provides a predictable and relatively stable stream of fee-based revenue to the Company and the Company’s stockholders; (3) it provides the Company with additional diversification; and (4) as AC LLC’s assets under management grow, it could provide for increased profitability for the Company and its stockholders without a proportionate increase in expenses.

1.	Benefit to the Company’s Stockholders

Increasing the assets under management of AC LLC’s subsidiaries will benefit the Company’s stockholders by allowing them to benefit from the investment advisory activities of AC LLC and any other future advisory clients of AC LLC without exposing them to the corresponding investment risks of those investment activities. As the assets under the management of AC LLC increase, the revenue generated by the advisory fees should also increase, and correspondingly, as the assets under management decrease due to negative investment performance or other factors, the revenue generated by the advisory fees should also decrease. Should revenue increase, it should, in turn, result in greater profits for the Company and its stockholders. Because the Company’s profits accrue to the benefit of its stockholders, they indirectly share in AC LLC’s profits. Although it is difficult to predict what future profits are likely to be, they will almost certainly continue to augment the profits earned by the Company currently.

2.	Stable Stream of Fee-Based Revenue

AC LLC and its subsidiaries further benefit the Company’s stockholders by generating a relatively stable stream of fee-based revenue. The growth of AC LLC’s assets under management should enhance the stream of fee-based revenue to the Company, which will enable the Company to continue to grow and diversify its investments, ultimately benefiting the Company’s stockholders. The creation of AC Energy, AC Debt and ACEM3 as additional registered investment advisers for certain new funds would further diversify AC LLC and, in turn, the Company.

3.	Increased Diversification of the Company’s Assets

The Funds have resulted in the Company’s creation of a broadly diversified portfolio of asset managers, and the addition of AC Energy, AC Debt and ACEM3 would allow the Company to further diversify. AC LLC thus diversifies the Company’s assets, which further benefits the Company’s stockholders.

4.	Increased Profitability

In addition to the immediate fee-based revenue from the Funds, the growth of AC LLC’s assets over time should generally reduce AC LLC’s operating expense ratios and, thus, generate more revenue for the Company. AC LLC’s operating expenses as a proportion of its revenues are likely to decline as AC LLC’s assets under management increase, because personnel and other operating expenses do not typically increase proportionately with increases in the amount of assets managed. The Company and AC LLC expect to use existing personnel in connection with AC LLC’s proposed management of three additional funds. AC LLC enables the Company and its stockholders to benefit from the economies of scale of a single organization and to take advantage of lower operating expenses. Over time, the Company’s stockholders should gain additional profitability without a proportionate increase in expenses.

In deciding to organize AC Energy, AC Debt and ACEM3 as new alternative asset managers, the Company’s management and its board considered each of the above factors and believe that ensuring the ability to continue to own and to continue to grow AC LLC is in the best interests of the Company’s stockholders and its business. Decisions regarding the disposition of AC LLC, the AC Subs and other investments held by the Company are made by the Company’s management, in consultation with the board as appropriate, and, accordingly, the Company has not submitted a vote to stockholders regarding its ongoing investment in AC LLC. In the absence of the requested exemptive relief, the Company could be left with the undesirable option of selling AC LLC’s current ownership interests in AC Energy, AC Debt and ACEM3 to an unaffiliated third party. Such a disposition would eliminate any opportunity for the stockholders of the Company to benefit from the potential increase in fees from the growth in its assets under management and further diversification of its portfolio. The Company currently provides information regarding its investment in AC LLC to its stockholders through its annual and periodic filings with the Commission and other public disclosure, as it does with its other significant investments. Any material risks to the Company and its business from the growth in its investment in AC LLC and the expected growth of AC LLC would also be identified and publicly disclosed.

B.	Preservation of the Company’s Corporate Structure

Registering AC LLC and the AC Subs as investment advisers and maintaining a majority ownership of their voting interests and economic interests by the Company is consistent with the corporate structure that the Company has pursued to date as described above. The organizational structure of the Company and its investment management affiliates enables the Company to expand its operations in an efficient manner while ensuring that the Funds receive the specialized investment management services necessary to help ensure successful performance. While the Company historically qualified as a RIC under Subchapter M of the Code, it determined that it no longer qualified as a RIC for its tax year ended September 30, 2011 because it did not meet the Code’s quarterly portfolio diversification requirements. Therefore, the Company has been subject to taxation as a corporation under Subchapter C of the Code for its tax years beginning October 1, 2010 and ending September 30, 2012. The Company has a net operating loss and net capital losses as of December 31, 2012 for income tax purposes. Under Subchapter C of the Code, the Company will be able to carry these losses forward to its succeeding tax years. In addition, while subject to Subchapter C of the Code, the Company will not be subject to the dividend distribution requirements applicable to RICs.

If the Company requalifies to be taxed as a RIC in future tax years and elects to be subject again to taxation under Subchapter M, the Company would be subject to the rules under Subchapter M, including those related to annual distribution requirements and the composition of its gross income and investments portfolio. This change in tax status does not affect the Company’s status as a BDC under the 1940 Act or its compliance with the portfolio composition requirements of that statute.

Prior to this status change in 2011, the Company complied with Subchapter M of the Code in order to qualify and, thus, be taxed as a RIC since its election to be regulated as a BDC under the 1940 Act. Taxation as a RIC relieves the Company of federal income tax on its net investment income and net realized capital gains, if any, to the extent that they are distributed to stockholders. The Code imposes a number of requirements with which the Company must comply in order to maintain its status as a RIC and receive pass-through tax treatment. Among these requirements is the requirement that at least 90% of the Company’s gross income be derived from, among other things, dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities (the “90% test”).10 Income earned from investment advisory services conducted by the Company itself generally does not qualify as “good income” under the 90% test. Therefore, a fund desiring to maintain its status as a RIC must restrict the income it earns from the provision of advisory services to less than 10% of its gross income.

[10]	See Code § 852(a)(1).

At present, AC LLC and its subsidiaries are treated as disregarded entities under the Code. The net income earned by AC LLC from advisory fees may be paid to the Company or retained by AC LLC, but as a disregarded entity all income earned by AC LLC is attributed to the Company, regardless of whether it is actually distributed to the Company. Under this current structure, income earned by AC LLC will likely not qualify as “good income” for purposes of the 90% test. In the future, if the Company re-qualifies as a RIC and if income derived from AC LLC increases to a degree that the Company risks failing to meet the 90% test and thereby losing its RIC status, AC LLC or any of its subsidiaries may elect to be taxed as a corporation under the Code. If AC LLC or any subsidiary were to become a corporation for tax purposes, those entities would be subject to tax as a C corporation and the income of those entities would not be treated as income of the Company. Moreover, any distributions which are treated as dividends paid by AC LLC to the Company would be treated as “gross income derived from dividends” for the purpose of the Code and qualify as “good income” for purposes of the 90% test. By being able to monitor the composition and amount of the income it reports from AC LLC and proactively taking steps to ensure compliance with the 90% test in this manner, the potential future status of the Company as a RIC under the Code should thus not be jeopardized regardless of the amount of investment advisory fees earned by AC LLC. Therefore, the existence of the Company’s majority ownership of the outstanding voting interests and economic interests of AC LLC is not only consistent with the business model the Company has developed to date, it also should not affect the Company’s ability to regain its RIC status should it choose to do so while increasing the earnings potential of the Company through the expanded provision of investment management services.

Accordingly, the Applicants believe that furthering the Company’s growth through AC LLC, without endangering the Company’s potential requalification as a RIC, is in the best interests of Company stockholders.

IV.	DISCUSSION OF AUTHORITY

The analysis in this section of the Prior Application is equally applicable to this Amendment and is, therefore, not repeated herein. For the reasons stated in the Prior Application and in this Amendment, the Applicants respectfully request that the Commission revise the March 2012 Order under Section 6(c) of the 1940 Act for the purpose of permitting AC LLC to continue to own AC Energy, AC Debt and ACEM3 as described in this Amendment, on the basis that such ownership is in the best interests of the Company and its stockholders and that requiring AC LLC to sell its ownership interest in AC Energy, AC Debt and ACEM3 or have the Company cease development of potential new funds (the probable outcome if such order is not granted) would cause substantial economic harm to the Company’s stockholders.

V.	CONDITIONS

Applicants agree that the Order of the Commission granting the requested relief shall be subject to the same conditions as those imposed by the March 2012 Order.

VI.	THE DELEGATED AUTHORITY OF THE DIVISION OF INVESTMENT MANAGEMENT

The Applicants submit that the Division of Investment Management has delegated authority to issue a notice with respect to this Amendment, and, assuming no hearing is requested, to issue the requested Order. The Commission’s Regulation 30-5 under the Exchange Act provides, in pertinent part, that the Director of the Division of Investment Management has delegated authority from the Commission, except as otherwise provided in that regulation:

“to issue notices . . . with respect to applications for orders under the Act and the rules and regulations thereunder and . . . where, upon examination, the matter does not appear to the Director to present significant issues that have not been previously settled by the Commission or to raise questions of fact or policy indicating that the public interest or the interest of investors warrants that the Commission consider the matter.”11

Reg. § 200.30-5(a)(1)

Corresponding authority is delegated to authorize the issuance of orders where a notice has been issued, no request for a hearing has been received, the Director believes that the matter presents no significant issues that have not been previously settled by the Commission, and it does not appear to the Director to be necessary in the public interest or the interest of investors that the Commission consider the matter.12

The Applicants submit that the relief requested presents no significant issues that have not previously been the subject of exemptive relief, including a number of orders in which that relief was itself granted pursuant to delegated authority.

VII.	AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company’s board on March 10, 2011 (attached as Exhibit B).

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, AC LLC, ACMM, ECFSG and ACLFM by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 2nd day of October, 2013.

[11]	Reg. § 200.30-5(a)(1).
[12]	Reg. § 200.30-5(a)(2).

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

AMERICAN CAPITAL ASSET MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

EUROPEAN CAPITAL FINANCIAL SERVICES (GUERNSEY) LIMITED

By:	/s/ Samuel A. Flax
Samuel A. Flax
Director

AMERICAN CAPITAL LEVERAGED FINANCE MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

EXHIBIT INDEX

Description	Exhibit	Page No.
Verifications	A	17

Resolutions of the American Capital, Ltd. Board of Directors Adopted March 10, 2011	B	22

EXHIBIT A

VERIFICATIONS

State of Maryland	)
) ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated October 2, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital, Ltd.; that he is the Executive Vice President, General Counsel and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

Subscribed and sworn before me, a notary public, this 2nd day of October, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
) ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated October 2, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Asset Management, LLC; that he is the Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

Subscribed and sworn before me, a notary public, this 2nd day of October, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
) ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated October 2, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Mortgage Management, LLC; that he is the Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

Subscribed and sworn before me, a notary public, this 2nd day of October, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
) ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated October 2, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of European Capital Financial Services (Guernsey) Limited; that he is Director of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Director

Subscribed and sworn before me, a notary public, this 2nd day of October, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
) ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated October 2, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Leveraged Finance Management, LLC; that he is Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Director

Subscribed and sworn before me, a notary public, this 2nd day of October, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

AMERICAN CAPITAL, LTD. (the “Corporation”)

RESOLUTIONS OF THE BOARD OF DIRECTORS

RESOLUTIONS ADOPTED March 10, 2011

WHEREAS, the Corporation currently owns 100% of the membership interests of American Capital, LLC (“AC LLC”);

WHEREAS, the Board anticipates that AC LLC will be required to register as an investment adviser with the SEC pursuant to the Private Fund Investment Advisers Registration Act of 2010;

WHEREAS, the Board believes that the ability to continue to own and invest in AC LLC is in the best interests of the Corporation and its stockholders;

WHEREAS, the continued ownership of and investment in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the Exemptive Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to continue to own and invest in a registered investment adviser.

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers; and be it

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and be it

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and be it

FURTHER RESOLVED, that each of the Chairman of the Board, the Chief Executive Officer, any President, any Executive Vice President, any Senior Vice President or any Vice President in the Finance, Accounting and Legal Departments of this Corporation (each an “Officer”) acting singly hereby is authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.